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                                                                       Exhibit 2

                            The Earthgrains Company

                             [LOGO OF EARTHGRAINS]

                             8400 Maryland Avenue
                        St. Louis, Missouri 63105-3668

                                                                   July 3, 2001

Dear fellow stockholder:

  I am pleased to inform you that on June 29, 2001, The Earthgrains Company entered into a Merger Agreement with Sara Lee Corporation and SLC Acquisition Corp., a wholly-owned subsidiary of Sara Lee Corporation ("SLC Acquisition"). Pursuant to the Merger Agreement, SLC Acquisition is today commencing a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $.01 per share, of Earthgrains (the "Shares") at a price of $40.25 per Share. The $40.25 per Share being offered by Sara Lee Corporation represents approximately a 54.8% premium to our closing stock price on June 29, 2001.

  The Merger Agreement provides that if the Offer is completed, SLC Acquisition will merge with and into Earthgrains (the "Merger"). In the Merger, each Share not acquired by SLC Acquisition in the Offer will be converted into the right to receive the same consideration paid pursuant to the Offer.

  Your Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the company. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the opinion of UBS Warburg LLC to the Board of Directors (the "Opinion") that, as of June 29, 2001 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinion, the $40.25 in cash per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the Opinion is attached to the enclosed Schedule 14D-9 and we urge you to read it carefully and in its entirety.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, which we urge you to read carefully.

  Accompanying this letter, in addition to the Schedule 14D-9, is SLC Acquisition's Offer to Purchase, dated July 3, 2001, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. On behalf of Earthgrains, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a stockholder of Earthgrains.

                                          Sincerely,

                                          /s/ Barry H. Beracha
                                          Barry H. Beracha
                                          Chairman & Chief Executive Officer